Global Pari-Mutuel Services, Inc.
                            2533 North Carson Street
                            Carson City, Nevada 89706



February 27, 2007

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
United States Securities and Exchange Commission
Washington, D. C. 20549

RE: Securities and Exchange Commission Letter dated February 12, 2007 Global Pari-Mutuel Services Response Letter date September 15, 2006


Dear Ms. Jenkins:

Following are our responses to the queries you raised in your letter dated February 12, 2007:

FORM 8-K FILED APRIL 21, 2006, AS AMENDED JULY 18, 2006
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1.   Although the Company's operations were small and had only minimal revenue, the Company was not a shell prior to the merger with the Royal Turf Club. Starting in 2005 our management began to focus our principal business activities in only one area. We intended to provide services that facilitate online pari-mutuel wagering. The Company owned software it previously developed for pari-mutuel wagering that is the basis for its current business operations and had a license agreement, which was generating minimal revenue. Costs were minimal during 2005, since key employees worked without compensation and or at under-market compensation.

FORM 10-QSB FOR THE SIX MONTHS ENDED JUNE 30, 2006
--------------------------------------------------
NOTE 2 - RESTATEMENT OF FINANCIAL STATEMENTS, PAGE 5
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2.   The February 6, 2006 written consent agreement between the shareholder group agreeing to vote together to acquire the Royal Turf Club was filed as an Exhibit on Form 10-QSB, Amendment #2, which was filed on February 21, 2007.


ITEM 4.02 FORM 8-K
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3.   Form 8-K was filed on February 21, 2007 to include item 4.02 with respect to the restated financial statements filed in the amended Form 10-QSB for the period ended June 30, 2006.

                                          Sincerely



                                          /s/ James A. Egide
                                          ------------------
                                          James A. Egide
                                          Chairman of  the Board and Principal
                                          Executive Officer
                                          Global Pari-Mutuel Services, Inc.